UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
             Amendment No. 7 with respect to Anthony P. Towell

                 Under the Securities Exchange Act of 1934

                       EASTCO INDUSTRIAL SAFETY CORP.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.12 PER SHARE
                      (Title of Class of Securities)

                                276162 40 1
                              (CUSIP Number)


HOLLENBERG LEVIN SOLOMON ROSS BELSKY & DANIELS, LLP, 585 STEWART AVENUE,
    GARDEN CITY, NEW YORK 11530, ATT: HERBERT W. SOLOMON, ESQ.(516) 745-6000
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            JUNE 23, 1997
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
                              Amendment No. 7
CUSIP No.  276162-40-1

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

        ANTHONY P. TOWELL
        Social Security ####-##-####

2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

6.   Citizenship or Place of Organization

     UNITED KINGDOM

                    Number of Shares Beneficially Owned
                      by Each Reporting Person with:
                   ------------------------------------
                    7.   Sole Voting Power

                         94,648

                    8.   Shared Voting Power

                         101,667

                    9.   Sole Dispositive Power

                         94,648

                    10.  Shared Dispositive Power

                         101,667


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     196,315

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares []

13.  Percent of Class Represented by Amount in Row (11)

     11.0%

14.  Type of Reporting Person

     IN

Item 1.  Security and Issuer.

     Common stock $0.12 par value per share(the "Common Stock") issued by Eastco Industrial Safety Corp., with principal executive offices located at 130 West 10th Street, Huntington Station, New York (hereinafter referred to as the "Company").


Item 2.  Identity and Background.

     This statement is filed by Anthony P. Towell, Secretary of the Company. The information required by this Item for Anthony P. Towell is as follows:


   I.

     (a)  Name:                    Anthony P. Towell

     (b)  Business Address:        130 West 10th Street
                                   Huntington Station, NY 11746

     (c)  Principal Occupation:    Secretary and a
                                   director of the Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United Kingdom


Item 3.  Source and Amount of Funds or Other Consideration.

     Lawrence Densen and Alan E. Densen each paid to Anthony P. Towell ("Towell"), out of personal funds, the sum of $5,779.69, or $0.1875 per share (for a total of $11,559.38), in connection with the assignment to each of a portion of the warrant which is the subject of this Schedule (the "Warrant"). See Item 4 below for a description of the method and purpose of the assignment of the Warrant.

Item 4.  Purpose of Transaction.

     Prior to June 23, 1997, the Warrant was owned by Towell, and was exercisable for up to 92,477 shares of Common Stock of the Company at an exercise price of $5.623. Pursuant to a resolution of the Board of Directors, the Warrant is exercisable until April 11, 1999. On June 23, 1997, Towell assigned to each Alan E. Densen and Lawrence Densen the right to acquire up to 30,825 shares (for a total of 61,650 shares) of the Common Stock of the Company in exchange for the sum of $5,779.69, or $0.1875 per share (for a total of $11,559.38). Alan E. Densen and Lawrence Densen agreed to hold same for investment purposes only with the legend contained thereon and not to transfer the Warrant unless a registration statement under the Securities Act of 1933 as amended with respect to such transaction is then in effect or the Company has received an opinion of counsel satisfactory to it that such transfer does not require registration under that Act.

     As of the date of this Schedule, Towell has no plans or proposals which relate to or would result in the acquisition or disposition of the Company's securities by any person; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; a sale or transfer of a material amount of the assets of the Company; any change in the Company's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the Company's present capitalization or dividend policy; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of the Company's securities to cease to be listed in an inter-dealer quotation system of a registered national securities association; a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated in response to this item.


Item 5. Interest in Securities of the Issuer.

     (a) Anthony P. Towell owns beneficially 196,315 shares of the Common Stock of the Company, or approximately 11.0% of the issued and outstanding shares of the Common Stock of the Company.

     (b) (1) Anthony P. Towell:

               (i) Has the sole power to vote or to direct the vote of 94,648 shares of the Company's Common Stock;

               (ii) Has shared power to vote or to direct the vote of 101,667 shares of the Company's Common Stock;

               (iii)Has the sole power to dispose or to direct the disposition of 94,648 shares of the Company's Common Stock;

               (iv) Has shared power with his wife, Jacqueline Towell, to direct the vote or dispose or direct the disposition of 1,667 shares, and has shared power with Alan E. Densen and Lawrence Densen, as trustees under a voting trust agreement, to direct the vote or dispose or direct the disposition of 100,000 shares.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Anthony P. Towell, Lawrence Densen, and Alan E. Densen are each trustees under a voting trust agreement dated April 17, 1997 by and among Eastco Glove Technologies, Inc., Eastco Industrial Safety Corp., Steven Robins, and Phillip Robins (the "Voting Trust Agreement").(The following is a brief description of the Voting Trust Agreement, which includes information related to contingencies the occurrence of which would give another person voting power or investment power over securities which are the subject of this filing. Terms used but not defined in this Item 6 have the meanings set forth in the Voting Trust Agreement, a copy of which is hereby incorporated by reference to a joint filing by Towell, Lawrence Densen and Alan E. Densen of Form SC 13D/A, filed by EDGAR on April 28, 1997.) Pursuant to the Voting Trust Agreement, the Trustees, by majority vote, for a five year period commencing April 17, 1997, shall have the exclusive right to vote upon the shares delivered to them or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the Certificate of Incorporation or other certificate filed pursuant to law, in person or by proxy at all meetings of the Company's shareholders, and in all proceedings wherein the vote or written consent of shareholders may be required or authorized by law. The 100,000 shares were issued pursuant to a stock exchange agreement, pursuant to which the Company acquired all of the outstanding shares of Protective Knitting, Inc. from Steven Robins and Phillip Robins, who each hold trust certificates for 50,000 shares and have the right to sell the shares after one year under Rule 144 at which time the shares would be released from the trust. At the expiration of the term of the trust, the Trustees shall, upon surrender of the trust certificates delivered pursuant to the Voting Trust Agreement, deliver to the holders thereof shares of Common Stock of the Company equivalent in amount to the shares represented by the trust certificates surrendered. The death of a Trustee shall terminate his trusteeship. Any Trustee may resign at any time and may be replaced by his successors.

Item 7.  Material to be Filed as Exhibits.

     The following Exhibits are filed with this Amendment:

          Exhibit 1. Agreement dated June 23, 1997 between Lawrence Densen and Anthony P. Towell assigning to Lawrence Densen the right to acquire up to 30,825 shares of Common Stock of the Company.

          Exhibit 2. Agreement dated June 23, 1997 between Alan E. Densen and Anthony P. Towell assigning to Alan E. Densen the right to acquire up to 30,825 shares of Common Stock of the Company.

                                SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 1997

                                        /s/ Anthony P. Towell
                                        ----------------------------
                                             Anthony P. Towell

                                 Exhibit 1

     For value received, and in consideration of $5,779.69 ($0.1875 per share), receipt of which is hereby acknowledged, I hereby assign to Lawrence Densen ("Densen") my right to acquire up to 30,825 shares of the common stock of Eastco Industrial Safety Corporation, a New York corporation (the "Company"), currently exercisable at $5.623 per share pursuant to the terms of an amended warrant dated as of January 31, 1994, annexed hereto as Exhibit "A" (the "Amended Warrant"). The number of shares and exercise price have been adjusted to the date hereof in accordance with the terms of the Amended Warrant. The Amended Warrant is owned by me free and clear of all liens and encumbrances.

Dated: June 23, 1997


                                        /s/ Anthony P. Towell
                                        -----------------------
                                        Anthony P. Towell





     The undersigned acknowledges receipt of the above Amended Warrant and agrees to hold same for investment purposes only with the legend contained thereon and not to transfer the Amended Warrant unless a registration statement under the Securities Act of 1933 as amended with respect to such transaction is then in effect or the issuer has received an opinion of counsel satisfactory to it that such transfer does not require registration under that Act.

Dated: June 23, 1997

                                   /s/ Lawrence Densen
                                   --------------------
                                   Lawrence Densen

                                 Exhibit 2

     For value received, and in consideration of $5,779.69 ($0.1875 per share), receipt of which is hereby acknowledged, I hereby assign to Alan E. Densen ("Densen") my right to acquire up to 30,825 shares of the common stock of Eastco Industrial Safety Corporation, a New York corporation (the "Company"), currently exercisable at $5.623 per share pursuant to the terms of an amended warrant dated as of January 31, 1994, annexed hereto as Exhibit "A" (the "Amended Warrant"). The number of shares and exercise price have been adjusted to the date hereof in accordance with the terms of the Amended Warrant. The Amended Warrant is owned by me free and clear of all liens and encumbrances.

Dated: June 23, 1997


                                        /s/ Anthony P. Towell
                                        -----------------------
                                             Anthony P. Towell





     The undersigned acknowledges receipt of the above Amended Warrant and agrees to hold same for investment purposes only with the legend contained thereon and not to transfer the Amended Warrant unless a registration statement under the Securities Act of 1933 as amended with respect to such transaction is then in effect or the issuer has received an opinion of counsel satisfactory to it that such transfer does not require registration under that Act.

Dated: June 23, 1997

                                   /s/ Alan E. Densen
                                   --------------------
                                        Alan E. Densen